UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GLOBAL ENGINE GROUP HOLDING LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.0000625 per share
(Title of Class of Securities)

G39711109
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39711109

(1)	Names of reporting persons
Elite Trade Developments Limited

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
British Virgin Islands

Number of shares beneficially owned by each reporting person with:
	(5)	Sole voting power
960,000(1)

	(6)	Shared voting power
0

	(7)	Sole dispositive power
960,000(1)

	(8)	Shared dispositive power
0

(9)	Aggregate amount beneficially owned by each reporting person
960,000(1)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

(11)	Percent of class represented by amount in Row (9)
5.3%(2)

(12)	Type of reporting person (see instructions)
CO

(1)	Represents 960,000 ordinary shares, par value $0.0000625 per share (the “Ordinary Shares”) of Global Engine Group Holding Limited (the “Issuer”) directly held by Elite Trade Developments Limited, a British Virgin Islands company (“Elite Trade”), which is wholly owned by Ms. Sin Ka Ka (“Ms. Sin”). Accordingly, Ms. Sin is deemed to have voting, dispositive or investment powers over Elite Trade.

(2)	Based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof.

CUSIP No. G39711109

(1)	Names of reporting persons
Sin Ka Ka

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
Hong Kong SAR

Number of shares beneficially owned by each reporting person with:
	(5)	Sole voting power
960,000(1)

	(6)	Shared voting power
0

	(7)	Sole dispositive power
960,000(1)

	(8)	Shared dispositive power
0

(9)	Aggregate amount beneficially owned by each reporting person
960,000(1)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

(11)	Percent of class represented by amount in Row (9)
5.3%(2)

(12)	Type of reporting person (see instructions)
IN

(1)	Represents 960,000 Ordinary Shares held by Elite Trade, which is wholly owned by Ms. Sin.

(2)	Based on an aggregate of 18,300,000 Ordinary Shares issued and outstanding as of the date hereof.

ITEM 1(A) NAME OF ISSUER:

Global Engine Group Holding Limited

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

Room C, 19/F, World Tech Centre

95 How Ming Street, Kwun Tong

Kowloon, Hong Kong

ITEM 2 (A) NAME OF PERSON FILING:

(i)	Elite Trade Developments Limited

(ii)	Sin Ka Ka

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(i)	Elite Trade Developments Limited: c/o Global Engine Group Holding Limited, Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(ii)	Sin Ka Ka: c/o Global Engine Group Holding, Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

ITEM 2 (C) CITIZENSHIP:

(i)	Elite Trade Developments Limited: a company incorporated in the British Virgin Islands

(ii)	Sin Ka Ka: Hong Kong SAR

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value $0.0000625 per share

ITEM 2 (E) CUSIP NO.:

G39711109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(a) Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b) Percent of class:

The total number of outstanding ordinary shares used to calculate the percent is 18,300,000.

(c) Number of shares as to which the person has:

The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2024

Elite Trade Developments Limited

Signature:	/s/ Sin Ka Ka
Name:	Sin Ka Ka
Title:	Director

Signature:	/s/ Sin Ka Ka
Name:	Sin Ka Ka

Exhibits

Exhibit No.	Title
1	Joint Filing Agreement, dated November 15, 2024